SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             _____________________


                                   FORM 11-K

                                 ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                             _____________________


     [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

                  For the fiscal year ended December 31, 1997

                                      OR

     [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934.

         For the transition period from _______ to ______


                         Commission file number 1-7981



                            Full title of the Plan:

              AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN



        Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                         AMERICAN GENERAL CORPORATION
                              2929 Allen Parkway
                             Houston, Texas  77019

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 1997



Audited Financial Statements

  Report of Independent Auditors.......................................     1
  Statements of Net Assets Available for Benefits  ....................     2
  Statements of Changes in Net Assets Available for Benefits  .........     6
  Notes to Financial Statements  ......................................    10


Schedules
  Assets Held for Investment  .........................................    16
  Reportable Transactions  ............................................    17
  Loans in Default  ...................................................    18

                                       Report of Independent Auditors


Administrative Board
American General Agents' and Managers' Thrift Plan

We have audited the accompanying statements of net assets available for benefits of the American General Agents' and Managers' Thrift Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1997, reportable transactions, and loans in default for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The specific fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and specific fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                             ERNST & YOUNG LLP


Houston, Texas
June 19, 1998

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts


                                                     Participant Directed
                                                                        Equity
                                                   Stock      Cash      Index
                                                   Fund       Fund       Fund
Assets
  Investments
    American General Corporation
      common stock (1,765,035 shares) ........   $70,665    $     -     $  -
    American General Life & Accident
      Insurance Company deposit
      administration group annuity contract ..         -     13,998        -
    American General Series Portfolio
      Company - Stock Index Fund
      (13,851 shares) ........................         -          -      412
    Putnam OTC & Emerging Growth Fund
      (42,377 shares) ........................         -          -        -
    American General Series Portfolio
      Company - Growth Fund (26,641 shares) ..         -          -        -
    Templeton Foreign Fund (49,450 shares) ...         -          -        -
    Vanguard Fixed Income Securities Fund
      (10,958 shares) ........................         -          -        -
    Participant notes ........................         -          -        -
    Short-term investments ...................        79         56        8
      Total investments ......................    70,744     14,054      420

  Receivables
    Contributions ............................         -         54        5
    Interfund transfers ......................         -        194        4
    Other ....................................         3      1,569        -

      Total assets ...........................    70,747     15,871      429

Liabilities
  Payables
    Forfeitures ..............................         -          3        -
    Loan origination fees ....................         8          -        -
    Interfund transfers ......................       224          -        -
    Other ....................................       187         14       11
      Total liabilities ......................       419         17       11

Net assets available for benefits ............   $70,328    $15,854     $418


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts


                                                     Participant Directed
                                                                     Inter-
                                                 Small-Cap  Mid-Cap national
                                                   Fund       Fund     Fund
Assets
  Investments
    American General Corporation
      common stock (1,765,035 shares) ........     $   -       $  -     $  -
    American General Life & Accident
      Insurance Company deposit
      administration group annuity contract ..         -          -        -
    American General Series Portfolio
      Company - Stock Index Fund
      (13,851 shares) ........................         -          -        -
    Putnam OTC & Emerging Growth Fund
      (42,377 shares) ........................       683          -        -
    American General Series Portfolio
      Company - Growth Fund (26,641 shares) ..         -        534        -
    Templeton Foreign Fund (49,450 shares) ...         -          -      492
    Vanguard Fixed Income Securities Fund
      (10,958 shares) ........................         -          -        -
    Participant notes ........................         -          -        -
    Short-term investments ...................        10          9        9
      Total investments ......................       693        543      501

  Receivables
    Contributions ............................         5          5        4
    Interfund transfers ......................         -         38        -
    Other ....................................         -          5        -
      Total assets ...........................       698        591      505

Liabilities
  Payables
    Forfeitures ..............................         -          -        -
    Loan origination fees ....................         -          -        -
    Interfund transfers ......................        11          -        1
    Other ....................................        13          9       12
      Total liabilities ......................        24          9       13

Net assets available for benefits ............      $674       $582     $492


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts


                                                     Participant Directed
                                                   Bond          Participant
                                                   Fund             Notes
Assets
  Investments
    American General Corporation
      common stock (1,765,035 shares) ........     $   -             $  -
    American General Life & Accident
      Insurance Company deposit
      administration group annuity contract ..         -                -
    American General Series Portfolio
      Company - Stock Index Fund
      (13,851 shares) ........................         -                -
    Putnam OTC & Emerging Growth Fund
      (42,377 shares) ........................         -                -
    American General Series Portfolio
      Company - Growth Fund (26,641 shares) ..         -                -
    Templeton Foreign Fund (49,450 shares) ...         -                -
    Vanguard Fixed Income Securities Fund
      (10,958 shares) ........................       101                -
    Participant notes ........................         -            2,739
    Short-term investments ...................         5                -
      Total investments ......................       106            2,739

  Receivables
    Contributions ............................         3                -
    Interfund transfers ......................         -                -
    Other ....................................         7                -
      Total assets ...........................       116            2,739

Liabilities
  Payables
    Forfeitures ..............................         -                -
    Loan origination fees ....................         -                -
    Interfund transfers ......................         -                -
    Other ....................................         2                -
      Total liabilities ......................         2                -

Net assets available for benefits ............      $114           $2,739


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1997

In thousands, except share amounts

                                             Non-Participant
                                                 Directed

                                                   Stock
                                                   Fund             Total
Assets
  Investments
    American General Corporation
      common stock (1,765,035 shares) ........   $24,757          $95,422
    American General Life & Accident
      Insurance Company deposit
      administration group annuity contract ..         -           13,998
    American General Series Portfolio
      Company - Stock Index Fund
      (13,851 shares) ........................         -              412
    Putnam OTC & Emerging Growth Fund
      (42,377 shares) ........................         -              683
    American General Series Portfolio
      Company - Growth Fund (26,641 shares) ..         -              534
    Templeton Foreign Fund (49,450 shares) ...         -              492
    Vanguard Fixed Income Securities Fund
      (10,958 shares) ........................         -              101
    Participant notes ........................         -            2,739
    Short-term investments ...................        28              204
      Total investments ......................    24,785          114,585

  Receivables
    Contributions ............................         -               76
    Interfund transfers ......................         -              236
    Other ....................................         1            1,585
      Total assets ...........................    24,786          116,482

Liabilities
  Payables
    Forfeitures ..............................        46               49
    Loan origination fees ....................         -                8
    Interfund transfers ......................         -              236
    Other ....................................        21              269
      Total liabilities ......................        67              562

Net assets available for benefits ............   $24,719         $115,920


The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AT DECEMBER 31, 1996

In thousands, except share amounts
                                                            Non-
                                           Participant  Participant
                                             Directed     Directed

                                              Stock        Stock
                                              Fund         Fund       Total
 Assets
  Investments
    American General Corporation
      common stock (1,849,095 shares) ...... $56,587     $18,995     $75,582
    American General Life & Accident
      Insurance Company deposit
      administration group annuity
      contract .............................       -           -           -
    American General Series Portfolio
      Company - Stock Index Fund ...........       -           -           -
    Putnam OTC & Emerging Growth Fund ......       -           -           -
    American General Series Portfolio
      Company - Growth Fund ................       -           -           -
    Templeton Foreign Fund .................       -           -           -
    Vanguard Fixed Income Securities Fund ..       -           -           -
    Participant notes ......................       -           -           -
    Short-term investments .................     350         118         468
      Total investments ....................  56,937      19,113      76,050

  Receivables
    Contributions ..........................       3           1           4
    Other ..................................       1           1           2

      Total assets .........................  56,941      19,115      76,056

Liabilities
  Payables
    Forfeitures ............................       -          48          48
    Other ..................................       5           2           7

      Total liabilities ....................       5          50          55

Net assets available for benefits .......... $56,936     $19,065     $76,001




The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts


                                                  Participant Directed

                                                                      Equity
                                             Stock        Cash        Index
                                             Fund         Fund         Fund

Addition to net assets
  Investment income
    Dividends ........................      $ 1,855      $    -       $   5
    Interest .........................           13         227           1
    Net appreciation (depreciation)
      in fair value of investments ...       17,363           -          26
      Total investment income (loss)..       19,231         227          32

  Contributions
    Company's ........................            -           -           -
    Participants' ....................        4,836         244         222
      Total contributions ............        4,836         244         222

  Merger of Home Beneficial Thrift
    Plan .............................            -      14,599           -

        Total additions ..............       24,067      15,070         254

Deductions from net assets
  Benefits
    American General Corporation
      common stock (12,080 shares) ...          392           -           -
    Cash .............................        5,194         592           3
  Forfeitures ........................            -           3           -
  Participant loan origination fees ..           27           -           -
        Total deductions .............        5,613         595           3

Interfund transfers ..................       (5,062)      1,379         167
        Net increase .................       13,392      15,854         418

Net assets available for benefits
        Beginning of year ............       56,936           -           -

        End of year ..................      $70,328     $15,854        $418




The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts


                                                  Participant Directed

                                                                      Inter-
                                            Small-Cap   Mid-Cap      national
                                             Fund         Fund         Fund

Addition to net assets
  Investment income
    Dividends ........................         $  -        $  9       $  42
    Interest .........................            2           1           1
    Net appreciation (depreciation)
      in fair value of investments ...           26          28         (57)
      Total investment income (loss)..           28          38         (14)

  Contributions
    Company's ........................            -           -           -
    Participants' ....................          439         340         258
      Total contributions ............          439         340         258

  Merger of Home Beneficial Thrift
    Plan .............................            -           -           -

        Total additions ..............          467         378         244

Deductions from net assets
  Benefits
    American General Corporation
      common stock (12,080 shares) ...            -           -           -
    Cash .............................            7          10           4
  Forfeitures ........................            -           -           -
  Participant loan origination fees ..            -           -           -
        Total deductions .............            7          10           4

Interfund transfers ..................          214         214         252

        Net increase .................          674         582         492

Net assets available for benefits
        Beginning of year ............            -           -           -

        End of year ..................         $674        $582        $492




The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts


                                                    Participant Directed

                                                  Bond        Participant
                                                  Fund           Notes

Addition to net assets
  Investment income
    Dividends ........................            $  3          $    -
    Interest .........................               1              79
    Net appreciation (depreciation)
      in fair value of investments ...               3               -
      Total investment income (loss)..               7              79

  Contributions
    Company's ........................               -               -
    Participants' ....................              83               -
      Total contributions ............              83               -

  Merger of Home Beneficial Thrift
    Plan .............................               -               -

        Total additions ..............              90              79

Deductions from net assets
  Benefits
    American General Corporation
      common stock (12,080 shares) ...               -               -
    Cash .............................               1             151
  Forfeitures ........................               -               -
  Participant loan origination fees ..               -               -
        Total deductions .............               1             151

Interfund transfers ..................              25           2,811

        Net increase .................             114           2,739

Net assets available for benefits
        Beginning of year ............               -               -

        End of year ..................            $114          $2,739




The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1997

In thousands, except share amounts

                                            Non-Participant
                                                Directed

                                                  Stock
                                                  Fund           Total

Addition to net assets
  Investment income
    Dividends ........................           $  650        $ 2,564
    Interest .........................                4            329
    Net appreciation (depreciation)
      in fair value of investments ...            6,082         23,471
      Total investment income (loss)..            6,736         26,364

  Contributions
    Company's ........................            1,042          1,042
    Participants' ....................                -          6,422
      Total contributions ............            1,042          7,464
  Merger of Home Beneficial Thrift
    Plan .............................                -         14,599

        Total additions ..............            7,778         48,427

Deductions from net assets
  Benefits
    American General Corporation
      common stock (12,080 shares) ...              137            529
    Cash .............................            1,819          7,781
  Forfeitures ........................              168            171
  Participant loan origination fees ..                -             27
        Total deductions .............            2,124          8,508

Interfund transfers ..................                -              -

        Net increase .................            5,654         39,919

Net assets available for benefits
        Beginning of year ............           19,065         76,001

        End of year ..................          $24,719       $115,920




The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 1996

In thousands, except share amounts

                                 Participant    Non-Participant
                                   Directed        Directed

                                     Stock           Stock
                                     Fund            Fund           Total

Addition to net assets
  Investment income
    Dividends ..................     $ 1,827        $  613         $2,440
    Interest ............                 12             4             16
    Net appreciation in fair
      value of investments ..          8,284         2,780         11,064
      Total investment income ...     10,123         3,397         13,520

  Contributions
    Company's ...................          -           835            835
    Participants' ...............      4,334             -          4,334
      Total contributions .......      4,334           835          5,169
        Total additions .........     14,457         4,232         18,689

Deductions from net assets
  Benefits
    American General Corporation
      common stock
      (60,182 shares) ...........      1,653           554          2,207
    Cash ........................      4,430         1,487          5,917
  Forfeitures ...................          -           192            192
        Total deductions.........      6,083         2,233          8,316

        Net increase ............      8,374         1,999         10,373

Net assets available for
  benefits
        Beginning of year .......     48,562        17,066         65,628

        End of year .............    $56,936       $19,065        $76,001




The accompanying notes are an integral part of these financial statements.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

The American General Agents' and Managers' Thrift Plan (the Plan) financial statements are prepared in conformity with generally accepted accounting principles.

Investments in American General Corporation (American General) common stock are reported at fair value based on published market prices. Fair values of other investments are reported as follows: 1) investment in American General Life and Accident Insurance Company (the Company or AGLA) deposit administration group annuity contract, at contract value (see Note C); 2) investments in the American General Series Portfolio Company (AGSPC) Stock Index and Growth Funds, the Putnam OTC & Emerging Growth Fund, the Templeton Foreign Fund, and the Vanguard Fixed Income Securities Fund, at net asset value; and 3) short-term investments, at cost which approximates fair value. AGSPC is an open-end management investment company (mutual fund) whose investment adviser is The Variable Annuity Life Insurance Company (VALIC). VALIC and AGLA are wholly owned subsidiaries of American General.

Participant notes are recorded as plan investments at amortized values.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Interfund  transfers  are  recorded   at  the  market  value  of   the  amount
transferred.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

The preparation of financial statements requires management to make estimates and assumptions that affect (1) the reported amounts of assets and liabilities, (2) disclosures of contingent assets and liabilities, and (3) the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain prior year amounts have been reclassified to conform with current year presentation.


NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, sponsored by American General, is a defined contribution plan currently offered to eligible agents and managers (sales employees) of AGLA, a wholly owned subsidiary of American General, who have completed one year of service. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Substantially all of the costs of administering the Plan are paid by American General and the Company.

The Plan's investments are held in a bank-administered trust fund.

Investment Options

Participants may direct their employee contributions in one of seven funds or a combination of each fund. These funds, designated on the financial statements as participant directed, invest in: 1) shares of American General common stock (Stock Fund); 2) a deposit administration group annuity contract issued by AGLA (Cash Fund); 3) shares of the AGSPC Stock Index Fund (Equity Index Fund); 4) shares of the Putnam OTC & Emerging Growth Fund (Small-Cap
Fund); 5) shares of the AGSPC Growth Fund (Mid-Cap Fund); 6) shares of the Templeton Foreign Fund (International Fund); and 7) shares of the Vanguard Fixed Income Securities Fund (Bond Fund). The Companies' contributions are invested solely in the non-participant directed portion of the Stock Fund; however, participants age 60 or older can direct the investment of their employer matching contributions into any of the available funds.

Amounts which have not yet been used to purchase investments in either the Stock, Cash, Equity Index, Small-Cap, Mid-Cap, International, or Bond Funds are temporarily invested in short-term investments. Income from these short-term investments is allocated to Plan participants based on current contribu-tions.

Contributions

Sales employees who elect to participate contribute on a pretax basis, a basic amount equal to three percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to thirteen percent of base pay, subject to the contribution limitations discussed below. The Company contributes an amount equal to one-third of the basic contribution.

Participants may change their contribution percentage at any time during the year, effective on the first day of the first pay period of the month following the change.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE B--DESCRIPTION OF THE PLAN--Continued

Contribution Limitations

For 1997 and 1996, the total amount of participant pretax contributions is limited to $9,500. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $30,000. During 1997 and 1996, the total amount of base pay that can be used in determining contributions under the Plan is $160,000 and $150,000, respectively.

ERISA and the IRC provide that qualified plans cannot discriminate in favor of highly compensated individuals. Certain highly compensated individuals may be required to receive refunds of any contributions in excess of the IRC Sections 401(k) and (m) limits and all earnings attributable to such contributions. Highly compensated individuals are not allowed to make additional contributions if such contributions will adversely affect the Plan's nondiscrimination test under Sections 401(k) and (m).

In 1997 and 1996, no refunds of contributions were necessary to comply with these laws.

Participant Accounts

Each participant's account  is credited with  the participant's and  Company's
contributions  and  an  allocation of  Plan  earnings.    Allocations of  Plan
earnings are based on participants' account balances.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are  immediately vested in their contributions  plus the earnings
thereon.   Participants become  100 percent vested  in the  remainder of their account after five years of service (as defined in the Plan document).

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and nonvested, of the account exceeds $3,500 and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account. For years beginning after December 31, 1996, distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the employee reaches age 70-1/2, or the calendar year in which the employee retires.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

Participants Loans Receivable

Beginning on January 1, 1997, participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.
Forfeitures

Participants terminating employment forfeit their nonvested interest in the Company contributions on the earlier of (1) the distribution of the entire nonforfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions. Participants who terminate and are reemployed with the Company before incurring five consecutive one-year breaks in service are entitled to their nonvested or forfeited amounts, subject to certain provisions as stated in the Plan document.


Plan Members

At December 31, 1997, 3,288 active sales employees were contributing to the Plan.


NOTE C--INVESTMENT CONTRACT WITH INSURANCE COMPANY

The   Plan  maintains  an  investment   contract  with  AGLA.     The  deposit
administration group annuity contract is valued at contract value, which approximates fair value, and represents contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract is reset annually by AGLA.

The contract had a guaranteed minimum rate of 6.00% for the 1997 calendar year. Any earnings in excess of the guaranteed minimum rate are credited to the participants.

The effective earned yield is calculated based on the calendar year. The effective earned yield of the investment contract for 1997 was 6.55%.

NOTE D--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to withdraw from the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE E--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

  At December 31,

  In thousands

                                                          1997         1996
  Net assets available for benefits per the
    financial statements .............................  $115,920      $76,001
  Benefits payable to withdrawing participants .......      (616)        (812)
    Net assets available for benefits per Form 5500 ..  $115,304      $75,189


The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

  In thousands
                                                            Year Ended
                                                         December 31, 1997

  Benefits paid to participants per the
    financial statements
      American General Corporation common stock ......         $  529
      Cash ...........................................          7,781
        Total benefits paid to participants per the
          financial statements .......................          8,310
  Benefits payable to withdrawing participants at
    year end .........................................            616
  Benefits payable to withdrawing participants
    at beginning of year .............................           (812)

        Benefits paid to participants per Form 5500 ..         $8,114

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS--Continued


NOTE F--FEDERAL INCOME TAXES

Based on a favorable determination letter dated August 3, 1995, the Internal Revenue Service has ruled that the Plan, as restated and amended, is qualified under Section 401(a) of the IRC and, therefore, exempt under Section 501(a) from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan's administrators believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


NOTE G--PLAN MERGER

Effective October 1, 1997, the Home Beneficial Thrift Plan was split into two identical plans: one covering home office and field clerical employees and the other covering agents. The Home Beneficial Thrift Plan covering agents was merged into the Plan, and assets totaling approximately $14.6 million were transferred to the Plan's trust. This plan merger was the result of the acquisition of Home Beneficial Corporation, made by American General through one of its wholly owned subsidiaries on April 16, 1997. Participants of the Home Beneficial Thrift Plan became eligible to participate in the Plan on October 1, 1997.


NOTE H--YEAR 2000 ISSUE (UNAUDITED)

American General has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. American General currently expects the project to be substantially complete by December 31, 1998, and does not expect this project to have a significant effect on Plan operations.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

ASSETS HELD FOR INVESTMENT

AT DECEMBER 31, 1997


In thousands, except share amounts

                                                                        Fair
        Issuer                      Description              Cost       Value

American General             1,765,035 shares of             $45,018   $95,422
  Corporation*                 common stock

American General Life &      Deposit administration           13,998    13,998
 Accident Insurance            group annuity contract
 Company*

American General Series      13,851 shares of AGSPC              385       412
  Portfolio Company*           Stock Index Fund

Putnam                       42,377 shares of Putnam OTC         657       683
                               & Emerging Growth Fund

American General Series      26,641 shares of AGSPC              507       534
  Portfolio Company*           Growth Fund

Templeton                    49,450 shares of Templeton          549       492
                               Foreign Fund

Vanguard                     10,958 shares of Vanguard            99       101
                               Fixed Income Securities
                               Fund

Participant Notes*           Loans issued at interest              -     2,739
                               rates between 9.25%
                               and 9.50%

State Street Bank            Short-term investments
  & Trust Company*             in money-market fund              204       204

                                                             $61,417  $114,585



*Party in interest

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

REPORTABLE TRANSACTIONS (A)

FOR THE YEAR ENDED DECEMBER 31, 1997


In thousands, except share amounts and transaction counts

                                                                   Amount of
 Party Involved                       Description                 Transaction

Category (i) - Individual transaction in excess of 5% of Plan assets

(B)                      Purchase of American General Life &          $13,030
                           Accident Insurance Company deposit
                           administration group annuity contract

Category (iii) - Series of transactions in excess of 5% of Plan assets

(B)                      Purchases of American General Life &          14,473
                           Accident Insurance Company deposit
                           administration group annuity
                           contract in 27 transactions

(B)                      Sales of American General Life &                 475
                           Accident Insurance Company deposit
                           administration group annuity
                           contract in 4 transactions

State Street Bank        Purchases of short-term investments in        12,105
  & Trust Company          439 transactions

State Street Bank        Sales of short-term investments in            12,369
  & Trust Company          221 transactions

(B)                      Purchases of 80,424 shares of American         3,907
                           General Corporation common stock in
                           12 transactions

(B)                      Sales of 152,404 shares of American            6,980
                           General Corporation common stock in
                           15 transactions at a gain of $3,399

(B)                      Distributions of 12,080 shares of                531
                           American General Corporation common
                           stock to various individuals who
                           withdrew from or terminated
                           participation in the Plan in 12
                           transactions at a gain of $247


(A) Reportable transactions are transactions or series of transactions in excess of five percent of the current value of Plan assets at the beginning of the year and are defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations.

(B)  Parties involved are  not presented, as  permitted by Section  2520.103-6
     (d)(1)(I) of the Department of Labor's Rules and Regulations.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

LOANS IN DEFAULT

FOR THE YEAR ENDED DECEMBER 31, 1997

In whole dollars

                 Original       Amount Received           Unpaid
Indentity        Amount of   during Reporting Year:     Balance at
of Obligor*        Loan       Principal  Interest       End of Year


Vest, John        $ 2,381          -        -             $ 2,381
Duesenberry, S.    12,787          -        -              12,787
Garcia, Jose        2,588          -        -               2,588







*Tax statements to be issued to participants with loans in default.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

LOANS IN DEFAULT

FOR THE YEAR ENDED DECEMBER 31, 1997

In whole dollars

 Loan       Interest                            Amount Overdue:
Issued        Rate       Defaulted           Principal    Interest


4/29/97       9.50%       8/16/97             $ 2,381       $ 57
2/27/97       9.25        6/07/97              12,787        296
7/30/97       9.50       11/29/97               2,588         61

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the American General Agents' and Managers' Thrift Plan Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                             AMERICAN GENERAL AGENTS' AND
                                             MANAGERS' THRIFT PLAN



June 26, 1998                                ELLEN H. MASTERSON
                                             Ellen H. Masterson, Member of
                                             the Administrative Board

                                   Appendix

                        Consent of Independent Auditors




We consent to the incorporation by reference in the Registration Statements (Nos. 33-39201 and 333-13401) pertaining to the American General Agents' and Managers' Thrift Plan of our report dated June 19, 1998, with respect to the financial statements and schedules of the American General Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



                                                             ERNST & YOUNG LLP



Houston, Texas
June 26, 1998